PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

04046839

BY COURIER

No/Date : F/DI : 834 / 7-12-2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

RECEIVED DEC 09 2004

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- A statement regarding Press Comment (PPC S.A.)
- A statement regarding Press Comment (TELLAS S.A.)

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

12/21

Enclosure

- A statement regarding Press Comment (PPC S.A.)
- A statement regarding Press Comment (TELLAS S.A.)

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

In accordance with the decision 5/204/2000 of the Capital Market Committee, the following is announced:

With reference to certain articles published in the newspapers VIMA and IMERISIA on 2.12.04 which state that the PPC is planning to establish a subsidiary real estate company to which it shall transfer through a lease back its real estate property and that there are plans for the shares of this company to be listed in the stock exchange, please note the following:

1. The Board of Directors of the PPC S.A. has not made any decisions concerning the issue of the utilization of the corporation's real estate property.
2. A preliminary study (feasibility study) which had been assigned to the Joint Venture JP MORGAN, NBGI, ALPHA BANK and AMERICAN APPRAISAL was completed in 2003. This fact was announced by the Managing Director of the PPC S.A. at the Shareholders' Regular General Assembly of 20th April 2004 and was included in the Corporation's Annual Prospectus and Annual Report for the year 2003.
3. The figures referred to in the said publications have no relevance to reality.

Athens, December 7, 2004

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

In accordance with the decision 5/204/2000 of the Capital Market Committee, the following is announced: With reference to the publication of the newspaper "To Vima" on Sunday December 05 2004 in the section "Development", where information regarding the company TELLAS SA is featured but it is totally inaccurate causing confusion to the investing public and investors of PPC SA, we would like to let you know the following:

1. TELLAS is a Societe Anonyme and it was established from the joint venture of the companies PPC SA and Wind Spa. The participation of Wind is 50% plus 1 (one) share and of PPC is 50% less one share. Therefore, PPC is the minority shareholder of TELLAS SA and the company's management belongs to the Italian Wind according to the shareholders' agreement.
2. On the grounds of the shareholders' agreement and the approved 10year business plan of Tellas incorporated in this agreement, the contribution of the shareholders (PPC and Wind) in the share capital of Tellas is predicted at 150 mil euros (75 mil euros each), with the rest funds to be drawn from banks. Today, both shareholders have already contributed by approximately 50 mil euros each. It is hereby noted that the investment plan of PPC SA levels 750 mil euros on an annual basis.
3. TELLAS SA launched its commercial operation in February 2003. Today it is the biggest fixed-line telephony company after OTE, since within 20 months (October 2004) the company holds 12% of the fixed telephony market in relation to connections number and 10% corresponding to overall traffic.
4. Furthermore, the subscribers' basis of TELLAS presents an ongoing growth, resulting in the company reaching over 650,000 connections in October 2004.
5. Finally, it is worth mentioning that the financial results of TELLAS compared to the company's initial 10year business plan present a considerable improvement. The predicted turnover in 2004 presents 150% increase compared to 2003 and it is anticipated to amount to approximately 110 mil euros. Also, in the months of September and October of the current fiscal year, TELLAS already presents positive EBITDA results, sooner than anticipated in its 10year business plan.

Athens, December 7, 2004

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/DI : 834 | 7-12-2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- A statement regarding Press Comment (PPC S.A.)
- A statement regarding Press Comment (TELLAS S.A.)

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A statement regarding Press Comment (PPC S.A.)
- A statement regarding Press Comment (TELLAS S.A.)

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

In accordance with the decision 5/204/2000 of the Capital Market Committee, the following is announced:

With reference to certain articles published in the newspapers VIMA and IMERISIA on 2.12.04 which state that the PPC is planning to establish a subsidiary real estate company to which it shall transfer through a lease back its real estate property and that there are plans for the shares of this company to be listed in the stock exchange, please note the following:

1. The Board of Directors of the PPC S.A. has not made any decisions concerning the issue of the utilization of the corporation's real estate property.
2. A preliminary study (feasibility study) which had been assigned to the Joint Venture JP MORGAN, NBGI, ALPHA BANK and AMERICAN APPRAISAL was completed in 2003. This fact was announced by the Managing Director of the PPC S.A. at the Shareholders' Regular General Assembly of 20th April 2004 and was included in the Corporation's Annual Prospectus and Annual Report for the year 2003.
3. The figures referred to in the said publications have no relevance to reality.

Athens, December 7, 2004

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

In accordance with the decision 5/204/2000 of the Capital Market Committee, the following is announced: With reference to the publication of the newspaper "To Vima" on Sunday December 05 2004 in the section "Development", where information regarding the company TELLAS SA is featured but it is totally inaccurate causing confusion to the investing public and investors of PPC SA, we would like to let you know the following:

1. TELLAS is a Societe Anonyme and it was established from the joint venture of the companies PPC SA and Wind Spa. The participation of Wind is 50% plus 1 (one) share and of PPC is 50% less one share. Therefore, PPC is the minority shareholder of TELLAS SA and the company's management belongs to the Italian Wind according to the shareholders' agreement.
2. On the grounds of the shareholders' agreement and the approved 10year business plan of Tellas incorporated in this agreement, the contribution of the shareholders (PPC and Wind) in the share capital of Tellas is predicted at 150 mil euros (75 mil euros each), with the rest funds to be drawn from banks. Today, both shareholders have already contributed by approximately 50 mil euros each. It is hereby noted that the investment plan of PPC SA levels 750 mil euros on an annual basis.
3. TELLAS SA launched its commercial operation in February 2003. Today it is the biggest fixed-line telephony company after OTE, since within 20 months (October 2004) the company holds 12% of the fixed telephony market in relation to connections number and 10% corresponding to overall traffic.
4. Furthermore, the subscribers' basis of TELLAS presents an ongoing growth, resulting in the company reaching over 650,000 connections in October 2004.
5. Finally, it is worth mentioning that the financial results of TELLAS compared to the company's initial 10year business plan present a considerable improvement. The predicted turnover in 2004 presents 150% increase compared to 2003 and it is anticipated to amount to approximately 110 mil euros. Also, in the months of September and October of the current fiscal year, TELLAS already presents positive EBITDA results, sooner than anticipated in its 10year business plan.

Athens, December 7, 2004